No Act

PE 12/23/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025189

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Andrew A. Gerber
K&L Gates LLP
andrew.gerber@klgates.com

Re: Bank of America Corporation
Incoming letter dated December 23, 2011

Dear Mr. Gerber:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Bank of America by David W. R. Brown and Jean K. Brown. We also have received a letter from the proponents dated December 26, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David W. R. Brown and Jean K. Brown
*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 23, 2011

The proposal requests that for the next five years, quarterly total compensation for the company's 100 top earning executives and for the members of the board be calculated as specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549 or **20002-4224**

Re: Stockholder Proposal Submitted by Donald [sic] W. R. Brown and Jean K. Brown

Ladies and Gentlemen:

On this past Friday, a lawyer representing the Bank of America (the Bank) emailed you a document seeking a commitment from the Securities and Exchange Commission (SEC) that you would not recommend enforcement action if they dropped the Brown's stockholder proposal from their proxy materials for the upcoming shareholders annual meeting.

The Bank's request is without merit – even the amusing parts!

The gist of our proposal is that the Bank's stock price best reflects the well-being of the Bank, that the Bank's Board of Directors and top executives are responsible for the well-being of the Bank, and therefore, their compensation should be based on the well-being of the Bank as reflected by the price of the Bank's stock.

The Sarbanes-Oxley Act has been around for less than ten years. Many of the points raised by the Bank predate the Act. And their points that are more recent and fall within the purview of the Act have not been affirmed by the courts. Until such time as the courts have set forth a comprehensive body of decisions based on Sarbanes-Oxley, I would think that the SEC would want to tread very carefully and err on the side of caution by denying the Bank's request.

In addition, someone at the Bank, probably Mr. Beaser [1], instructed Mr. Gerber [2] to write the letter to the SEC. So, even the Bank's request letter is probably a violation of Sarbanes-Oxley since it represents a conflict of interest by a person who will have a fatter wallet, like Mr. Beaser (a Bank official), by not allowing the proposal to come forth and be voted on at the upcoming annual meeting.

In the Bank's letter, I am referred to as **Donald** W. R. Brown. Actually, my name is **David**. Since this occurred more than once, we wondered if it was some sort of gimmick by a shady lawyer to muddy the waters in case of a rejection by the SEC. A pivotal letter from a reputable law firm to such an esteemed and respected body as the SEC requesting the exclusion of a stockholders' pertinent proposal should have been "drafted with precision". It kind of makes one also wonder about the accuracy with which Mr. Gerber threw together the rest of his letter. Of course, everyone is aware that Bank of America does have a very great casualness when it comes to names, as evidenced by their massive forging of names in the preparation of foreclosure documents.

The most amusing part of the Bank's letter is on page 8 with the sentence: "The Corporation has a significant number of employees with the title of vice president or higher but who are not in charge of a principal business unit, division or function nor do they perform a policy making function for the Corporation."

Wow! I sure wish I had that kind of job: great title, excellent pay and benefits – and no responsibility. It sounds like these *vice presidents in name only* have less responsibility than the underpaid local bank teller who has the responsibility to balance her cash drawer to the penny, each day.

Did none of these *vice presidents in name only* participate in any way in the infamous forging of foreclosure documents? Did none of these *vice presidents in name only* participate in any way in the flawed analysis and acquisition of Countrywide? Did none of these *vice presidents in name only* know about the directing of qualified minority mortgage seekers to sub-prime loans with higher

[1] Judging by the last line on page 9 of the Bank's letter, it was probably Craig Beaser, Deputy General Counsel for the Bank.
[2] Andrew Gerber with the K&L Gates law firm.

interest rates? It is beyond cavil that the Bank would even raise such a point to the SEC! Perhaps if all of these *vice presidents in name only* had their incomes reduced, their business ethics would improve.

Hey, I've got a great idea! Since the Bank states that these vice presidents don't "perform a policy making function for the Corporation", why not fire all of them and replace them with Kelly Girls. That would save many millions of dollars!

> As an aside, the description of the non-duties of the Bank of America's vice presidents reminds me of that Florida description of a person as a "big hat, no cattle". Cattle production is a large part of Florida's agricultural economy. Consequently, you often see guys strutting about with large cowboy hats as though they owned thousands of head of cattle, when in fact, all they own is a rusty pickup truck. Based on the Bank's own statements, it would appear that Bank of America considers their own vice presidents to be "big hat, no cattle" type people. However, my guess is that these "big hat, no cattle" vice presidents still make more money per year than you or I ever will!

The Bank pretends to be stymied on how to compute a "compensation based on performance". This is rather surprising based on their creative accounting in other areas of their operation which led, in part, to Sarbanes-Oxley. Perhaps when our proposal passes, you at the SEC could oversee negotiations between the Bank and us for a calculation of compensation based on performance. And if negotiations break down, you could arbitrate a settlement formula.

Assuming that you'll wisely reject the Bank's request to drop our proposal, perhaps you could offer such an arbitration process in your rejection letter.

Also, from a Sarbanes-Oxley perspective, it seems that allowing shareholders who own stock and who would benefit from any shareholder proposals involving compensation should not be allowed to vote their stock on compensation proposals since that would amount to a conflict of interest under Sarbanes-Oxley. People with such a conflict of interest would include the Bank's Board of Directors and various executives, including those "big hat, no cattle" vice presidents. In light of

Sarbanes-Oxley, perhaps excluding those with a conflict of interest from voting on proposals involving compensation could also be included as a directive in your letter of rejection to the Bank.

Finally, we made a scrivener's error in our Proposal by referring to the Bank of America as the Bank of American. Perhaps in your letter of rejection you could direct the Bank to correct that and, in turn, instruct the Bank to get it right and correctly attribute the Proposal as having been made by **David** W. R. Brown and Jean K. Brown, instead of the Bank's imaginary personage, Donald.

If you fail to reject the Bank's request, chances are excellent that we will make a FOIA request for all the material involved in your decision, including phone logs, emails, meeting notes, etc. So please save everything. ;-)

And I trust that the Bank will abide by Section 802 of Sarbanes-Oxley and not try to contact or influence you in any manner.

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ David W. R. Brown and Jean K. Brown

*** FISMA & OMB Memorandum M-07-16 ***

Phone:
Email: *** FISMA & OMB Memorandum M-07-16 ***

K&L | GATES

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

T 704.331.7400 www.klgates.com

Andrew A. Gerber
D 704.331.7416
F 704.353.3116
andrew.gerber@klgates.com

December 23, 2011

VIA E-MAIL
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Donald W. R. Brown and Jean K. Brown

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

On October 12, 2011, the Corporation received a proposal and supporting statement dated October 6, 2011 (the "Proposal") from Donald W. R. Brown and Jean K. Brown (collectively referred to herein as the "Proponent") for inclusion in the proxy materials for the 2012 Annual Meeting. The Proposal is attached hereto as Exhibit A. The 2012 Annual Meeting is scheduled to be held on or about May 9, 2012. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2012.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. An explanation of why the Corporation believes that it may exclude the Proposal; and

2. A copy of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2012 Annual Meeting.

SUMMARY OF PROPOSAL

> "Shareholders hereby request that for the next five years, quarterly total compensation for the ***100 top earning executives*** of the Bank of American [sic] and for the members of its Board of Directors be the percentage of their 2006 average total quarterly compensation times the percentage of the average of one share of common stock, one share of Series B preferred stock and one share of Series 1-8 preferred stock at the end of each quarter taken against the average price of those same shares as of December 31, 2006.
>
> In other words, it is proposed that compensation be based on performance." (emphasis added)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(6) and Rule 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Proposal may be excluded under Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See 1998 Release*. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

The Division has consistently found that proposals relating to employee compensation are matters relating to ordinary business that can be excluded under Rule 14a-8(i)(7). In addition, proposals that address both executive compensation and non-executive, or general employee, compensation have also been found to be excludable by the Division under Rule 14a-8(i)(7). The Division has consistently found that proposals regarding the compensation of a large number of employees that did not have a policy making role at their companies, regardless of compensation levels, are excludable under Rule 14a-8(i)(7).

Recently, the Division found a proposal that related to the compensation of "named executive officers and the 100 most highly-compensated employees" could be excluded under Rule 14a-8(i)(7). *Bank of America Corporation* (February 26, 2010) ("*Bank of America 2010*") and *JPMorgan Chase & Co.* (February 25, 2010). *See also*, *Phillips Petroleum Co.* (March 13, 2002) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that referenced "the Chairman and other officers" because the proposal was not clearly focused solely on executive compensation); *Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal that provided for the reduction of salaries of "ALL officers and directors" by 50%); and *Minnesota Mining and Manufacturing Co.* (March 4, 1999) ("*3M 1999*") (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that limited "the yearly percentage increase of the "top 40 executives'" compensation"). However, the Division has distinguished proposals relating solely to executive compensation, finding such proposals to be non-excludable under Rule 14a-8(i)(7). *See Potomac Electric Power Co.* (January 11, 1993); *Cracker Barrel* (October 13, 1992); *Baltimore Gas & Electric* (February 13, 1992); and *Black Hills Corp.* (February 13, 1992) (holding matters relating solely to senior executive compensation are not matters relating to ordinary business).

In *Bank of America 2010*, the Division noted that a proposal that related to the compensation of the 100 most highly-compensated employees was excludable because it related to "compensation that may be paid to employees generally and [was] not limited to compensation that may be paid to senior executive officers and directors." The Division again noted that proposals "that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." Similarly, the Corporation believes that the Proposal should be excluded under Rule 14a-8(i)(7) as it relates to compensation generally.

By covering the Corporation's "100 top earning executives," the Proposal goes far beyond the matter of "senior executive" compensation. "Executive" is not clearly defined by the Proposal. The Corporation has many employees that have job titles of "vice president" or higher but who are not senior executives and do not exercise policy-making functions within the Corporation. Further, most of the Corporation's 100 top earning employees are not "senior executive officers or directors." These employees are compensated based on performance consistent with the Corporation's pay for performance philosophy, not based on their rank and title within the Corporation. As such, a majority of the members of the Corporation's 100 top earning executive/employees may change from year-to-year and could include individuals at lower levels/titles within the Corporation. Further, as discussed below, in *3M 1999*, the use of the term "executive" as opposed to "employee" (as used in *Bank of America 2010*), does not change the analysis. Under Rule 14a-8(i)(7), where the subject person(s) do not have policy making functions, it does not matter whether a proposal relates to the "top 40 executives," the "100 most highly-compensated employees," or the "100 top earning executives" because in each case, the proposals are not limited to compensation that may be paid to senior executive officers and directors.

Further, in its supporting statement, the Proponent confuses highly compensated executives with the Corporation's senior executive management decision-makers. The Proponent states that "executives and members of the Board of Directors are responsible for providing guidance for the well-being of the company." While that statement is true, such guidance is provided by senior executive management, regardless of their titles or level of compensation which is based on performance. Typically, non-senior executives execute the business plans established by senior executives and the Board of Directors. As noted above, the vast majority of the Corporation's 100 top earning employees are not policy makers; instead they are employees that are paid under the Corporation's non-senior executive pay-for-performance programs (which generally reward company-wide, line of business and individual performance). As was the case in *Bank of America 2010*, the Proposal is fatally flawed as it extends beyond senior executive compensation.

The Division has previously found other proposals that were substantially similar in scope to be excludable under Rule 14a-8(i)(7). In *3M 1999*, the company was permitted to exclude a proposal that requested, in part, that "[t]he total compensation yearly percentage increase for the ***top 40 executives*** at [the corporation] be limited to no more than twenty-five percent higher than the yearly percentage increase for the average compensated employee of the Corporation" pursuant to Rule 14a-8(i)(7) as dealing with "general compensation matters." (emphasis added) Just as the *3M 1999* proposal that related to "40 executives" was found excludable, the Proposal that extends to 100 executives, the vast majority of whom are not senior executives and have no policy making function, should be excludable as it relates to ordinary business.

The Division has similarly allowed the exclusion of proposals under Rule 14a-8(i)(7) as relating to ordinary business where the proponent has not specifically and clearly limited its proposal to executive compensation. For instance, in *3M Co.* (March 6, 2008) ("*3M 2008*"), a proposal addressing "high-level 3M employees" was excludable. Consistent with *3M 2008*, the Division should find the Proposal excludable under Rule 14a-8(i)(7) as the Proposal does not merely seek to capture the named executive officers or even "high-level" employees, but rather reaches through the Corporation to 100 executives/employees, the vast majority of whom are not senior executives of the Corporation and are not involved in policy-making decisions for the Corporation. Similarly, in *The Bank of New York Company, Inc.* (September 24, 2004) ("*BONY*"), the Division permitted exclusion of a proposal that sought to limit "the maximum salary of The Bank of New York 'employees' by $400,000" pursuant to Rule 14a-8(i)(7) as "relating to The Bank of New York's ordinary business operations (i.e., general compensation matters)." As in *BONY*, the Proposal implicates a significant number of non-senior executive employees and should therefore also be found excludable under Rule 14a-8(i)(7). The Division also found a proposal covering "the president, all levels of vice president, the CEO, CFO and all levels of top management" to be excludable under Rule 14a-8(i)(7) in *Allant Energy Corp.* (February 4, 2004) ("*Allant*"). As in *Allant*, the Proposal goes beyond "top management" in capturing a number of employees in the top 100 earning executives/employees that have no policy making role. As the group of individuals implicated in the Proposal is broader in scope than that involved in *Allant*, which was found to be excludable under Rule 14a-8(i)(7), the Proposal should also be excludable as pertaining to ordinary business.

The Division further permitted the exclusion of the proposal in *Ascential Software Corp.* (April 4, 2003) ("*Ascential*") pursuant to Rule 14a-8(i)(7). In *Ascential*, the proposal referenced "top executives" and "key employee(s)," with "key employee" being defined under the company's compensation plan according to Internal Revenue Service regulations. In this case, the Division found that the proposal extended beyond "senior executives" and was therefore excludable. The Proposal is drafted with even less precision than the proposal in *Ascential* as it refers to "the top 100 earning executives." The overwhelming majority of such individuals are not senior executives. These employees have no policy making or executive/senior management role or function and would be included in this group solely based on performance-driven compensation. Consequently, the Division should find, as in *Ascential*, that the Proposal relates to a matter of ordinary business and may be excluded pursuant to Rule 14a-8(i)(7). In addition, the Division permitted exclusion of proposals in *Lucent Technologies* (October 2, 2003) ("*Lucent*"), where the proposal related to "limiting 'management' compensation," and *FPL Group Inc.* (February 3, 1997) ("*FPL*"), where the proposal addressed "middle and executive management." As the Proposal touches a large number of individuals who have no senior management function whatsoever and is more imprecisely drafted than the proposals in *Lucent* and *FPL*, the Division should find the Proposal excludable pursuant to Rule 14a-8(i)(7) as relating to general employee compensation.

Allowing stockholders to determine the compensation of a company's 100 top executives/employees would serve as a significant and unwarranted deviation from the Division's long-standing and well-settled practice of permitting the inclusion of proposals relating to "senior executive" compensation. The Corporation also notes that while the Division has required the inclusion of a proposal that relates to the ordinary business operations of a company where certain social policy issues are raised, the Division has not found similar general compensation proposals applicable to 100 employees to raise social policy issues that override a company's ability to exclude the proposal as a matter of ordinary business under Rule 14a-8(i)(7).

For the reasons stated above and overwhelming direct precedent, the Corporation believes that the Proposal addresses "general compensation matters" as it is not limited to senior executives but applies to a large number of employees. Accordingly, the Corporation believes that the Proposal may be omitted from proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Corporation's ordinary business operations because it relates to the compensation of employees that are not executive officers. In addition, as the Proposal is clear on its face that the Proponent intends to cover general non-senior executive compensation, an opportunity to cure the defect would not be appropriate in this instance.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." *Staff Legal Bulletin 14 (CF)* (July 13, 2001) ("*SLB 14*") also addresses Rule 14a-8(i)(6), reminding stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); *Bank of America Corporation* (February 26, 2008); *American Home Products Corp.* (February 3, 1997); and *American Electric Power Company, Inc.* (February 5, 1985).

The Corporation does not have the power to implement the Proposal because the compensation formula provided in the Proposal is fatally flawed in two significant respects. First, the Proposal's formula requires the Corporation to use the "2006 average total quarterly compensation" of the 100 top earning executives/employees and the members of the board of directors as one of the key measurements for setting the compensation of the target group. However, many of the employees in the Proposal's target group have joined the Corporation ***after*** December 31, 2006. Accordingly, many employees in the Proposal's target group do not have a "2006 average total quarterly compensation" or any 2006 compensation paid by the Corporation. Secondly, the Proposal requires the use of the "average price of [one share of common stock, one share of Series B preferred stock and one share of Series 1-8 preferred stock] as of December 31, 2006" as another key measurement for setting compensation. However, several series of preferred stock required for the formula were issued ***after*** December 31, 2006. While the Corporation's Series B and Series 1-4 preferred stock were issued prior to 2006, its Series 5 - 8 preferred stock were issued after 2006. Accordingly, the average per share price for each of the Series 5 - 8 preferred stock as of December 31, 2006 cannot be calculated because it does not exist.

Because two of the key measurements necessary for the calculation of total compensation under the Proposal's formula do not exist and are not determinable, the Corporation cannot implement the Proposal. Based on the foregoing, the Corporation lacks the power to implement the Proposal and, thus, the Proposal may be excluded under Rule 14a-8(i)(6) from the Corporation's proxy materials for the 2012 Annual Meeting.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"). In *SLB 14B*, the Division stated that it may be appropriate for a company to determine to exclude or modify a statement in reliance on Rule 14a-8(i)(3) where (i) the company demonstrates objectively that a factual statement is materially false or misleading or (ii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. *Id.*; *See generally, Sun Trust Banks, Inc.*

(December 31, 2008); *Wendy's International. Inc.* (February 24, 2006); and *Philadelphia Electric Co.* (July 30, 1992).

The Division has clearly stated that a proposal should be drafted with precision. *See SLB 14* and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, *Shareholder Proposals: What to Expect in the 2002 Proxy Season*, the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing *SLB 14*. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [*SLB 14*]." (emphasis added) Question B.6 of *SLB 14* states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted."

As noted above, the Proposal does not define what persons are included within the term "executives." Under SEC Rule 3b-7, the term "executive officer" refers to an issuer's president, any vice president of the registrant ***in charge of*** a principal business unit, division or function (such as sales, administration or finance), any other officer who ***performs a policy making function*** or any other person who performs similar policy making functions for the registrant." (emphasis added) The Corporation has a significant number of employees with the title of vice president or higher but who are not in charge of a principal business unit, division or function nor do they perform a policy making function for the Corporation. Further, the Corporation does not have 100 executives, within the meaning of "executive officer" under Rule 3b-7. In fact, the Corporation currently only has seven "executive officers" within the meaning of Rule 3b-7. In light of this, neither stockholders nor the Corporation can know what employees are or could be covered by the Proposal.

In addition, the terms "quarterly total compensation" and "total quarterly compensation" used in the Proposal are not defined and are subject to multiple interpretations. Are these terms intended to refer to an aggregate pool of compensation to be allocated in some manner among the 100 employees and directors targeted by the Proposal, or is the term meant to be applied on an individual basis? It appears to be used in the aggregate. If this is the case, once a pool of compensation is established, how would compensation be allocated to each employee and each board member? Application of the compensation is a critical part of the Proposal and neither stockholders nor the Corporation should be asked to guess the Proponent's intent.

Further, as discussed under the Rule 14a-8(i)(6) section above, the proposed compensation formula is fatally flawed because two items necessary for the calculation of total compensation permissible under the Proposal do not exist and are not determinable. The compensation formula requires information regarding 2006 compensation levels and 2006 per share prices. However, many of the presumed members of the Proposal's target group have joined the Corporation ***after*** December 31, 2006 and several series of the preferred stock required for the compensation formula were issued ***after*** December 31, 2006. Because of these flaws, neither stockholders nor the Corporation can know how the compensation formula operates or how to determine permissible compensation under the Proposal.

Finally, to operate in accordance with the compensation formula provided by the Proposal, each series of preferred stock referred to in the Proposal (Series B and Series 1-8) must remain outstanding for the five year period covered by the Proposal. There can be no assurance that any of these series of preferred stock will remain outstanding for any period of time. For example, each of the Series 1-8 preferred stock is callable within the next 5 years. In addition, while the Series B preferred stock is non-callable, there is no limitation on the Corporation's ability to conduct a tender or exchange offer to repurchase and retire the Series B preferred stock. If any of the relevant series of preferred stock cease to be outstanding over the five year Proposal period, another key measure of the Proposal's compensation formula becomes indeterminable and renders the compensation formula inoperable.

Based on the foregoing, we believe that the Corporation has adequately demonstrated that the Proposal is false and misleading because (1) the Proposal does not define the key term "executives" and it is unclear what employees are included within this target group and (2) key measurements of the Proposal's compensation formula cannot currently be determined and additional measurements may become indeterminable. Accordingly, the Corporation believes that the Proposal is false and misleading and may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a response from the Division by February 3, 2012 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-331-7416 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

K&L|GATES

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Andrew A. Gerber

Andrew A. Gerber

cc: Donald W. R. Brown and Jean K. Brown
Craig T. Beazer

K&L|GATES

EXHIBIT A

See attached.

October 6, 2011

Corporate Secretary
Bank of America Corporation
Hearst Tower
NC1-027-20-05
214 North Tryon Street
Charlotte, NC 28255-0001

OFFICE OF THE

OCT 12 2011

CORPORATE SECRETARY

We would like to submit a Stockholder Proposal for inclusion in the proxy statement for the 2012 annual meeting. We own Bank of America common stock. I have attached a copy of last year's Proxy Statement so that you can confirm this.

Shareholder Proposal: Compensation based on performance

Whereas:

Bank of America executives and members of the Board of Directors are responsible for providing guidance for the well-being of the company.

Bank of America executives and members of the Board of Directors are extremely well paid for providing this guidance.

The money of many investors has been entrusted to the care of the management of the Bank of American and its Board of Directors.

Stock prices reflect how well a company is managed.

The price of Bank of America's preferred and common stock has dropped precipitously over the past five years.

Money is an extremely strong incentive for management and the Board of Directors to do a better and more diligent job.

Therefore:

Shareholders hereby request that for the next five years, quarterly total compensation for the 100 top earning executives of the Bank of American and for the members of its Board of Directors be the percentage of their 2006 average total quarterly compensation times the percentage of the average of one share of common stock, one share of Series B preferred stock and one share of Series 1-8 preferred stock at the end of each quarter taken against the average price of those same shares as of December 31, 2006.

In other words, it is proposed that compensation be based on performance.

If you have any questions or there are any problems with the above proposal, please contact us.

David W. R. Brown

David W. R. Brown

Jean K. Brown

Jean K. Brown

FISMA & OMB Memorandum M-07-16

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1*	Unit Subscription Agreement by and between First Wind Partners, LLC, First Wind Partners II, LLC and the Investors party thereto dated April 28, 2006.
3.1*	Certificate of Incorporation.
3.2*	Bylaws.
5.1*	Opinion of Vinson & Elkins LLP.
10.1*	Contract for the Sale of Power Generation Equipment and Related Services (2008 1.5sle Turbines), dated June 27, 2006, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.2*	Contract for the Sale of Power Generation Equipment and Related Services (2008 1.5se Turbines), dated as of June 27th, 2006, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.3*	Contract for the Sale of Power Generation Equipment and Related Services (2008 XLE Turbines), dated September 20, 2007, between General Electric Company, as Seller, and First Wind Acquisition, LLC, as Buyer.

Table of Contents

Exhibit Number	Description
10.4*	Contract for the Sale of Power Generation Equipment and Related Services (2008 SLE Turbines), dated September 26, 2007, between General Electric Company, as Seller, and First Wind Acquisition, LLC, as Buyer.
10.5*	Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Prattsburgh II), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.6*	Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Stetson), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.7*	Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Ten Unit Project), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.8*	Turbine Supply Agreement dated as of September 27, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.9*	Amendment No. 1 to Turbine Supply Agreement and Warranty Agreement, dated October 30, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier